Exhibit 99.1

Exhibit 1 – Release of Unaudited Annual Report:

Inzon Corporation’s 10-KSB Annual Report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended September 30, 2006 has been filed without inclusion of the Report of Independent Registered Public Accounting Firm.  Although the audit field work has been substantially completed by our current independent auditing firm, a sudden unexpected medical emergency has incapacitated the Company’s previous auditor resulting in an unavoidable transition delay in final signoff.  Based on the audit results to date, the Company’s management does not anticipate any material change in the accompanying financial statements and intends to re-file its 10-KSB Annual Report immediately upon receiving the opinion letter from our current independent registered public accounting firm.